UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited Announces Resolutions Adopted at
2013 Annual General Meeting of Shareholders

Zuoan Fashion Limited, a Cayman Islands company (the “Company”), held its annual general meeting of shareholders (the “Meeting”) on December 23, 2013, at 2:00 p.m., local time, at Zuoan Fashion Limited Conference room, Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai 201616, China.

At the Meeting, the Company’s shareholders adopted the following resolutions approving:

1. The re-election of Frank Zhao as a director of the Company;

2. The re-election of Wenxin Zhu as a director of the Company; and

3. The ratification of the appointment of GHP Horwath, P.C. as the Company’s independent registered public accounting firm for the year ending December 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZUOAN FASHION LIMITED
By:	/s/ James Jinshan Hong
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer

Date: December 23, 2013